EXHIBIT 99.1

North American Construction Group Ltd. Announces Normal Course Issuer Bid and Automatic Share Purchase Plan

ACHESON, Alberta, Nov. 18, 2025 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced that it intends to commence a normal course issuer bid (the “NCIB”) to purchase, for cancellation, up to 2,729,056 common shares in the capital of the Company (“Common Shares”), which represents approximately 10% of the public float (as defined in the TSX Company Manual) and approximately 9.3% of the issued and outstanding Common Shares as of November 10, 2025. As at November 10, 2025, the Company had 29,074,539 Common Shares issued and outstanding. In connection with the shares purchasable under the NCIB, the Company has entered into an automatic share purchase plan (“ASPP”) with its designated broker.

Purchases of Common Shares under the NCIB may be made through the facilities of the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and alternative trading systems in Canada and the United States by means of open market transactions or by such other means as may be permitted under applicable securities laws. Under the NCIB, and in order to comply with applicable securities laws, the Company will purchase a maximum of 1,453,727 Common Shares (or approximately 5% of the issued and outstanding voting common shares) on the NYSE and alternative trading systems.

The Company believes that the current market price of its Common Shares does not fully reflect their underlying value and that current market conditions provide opportunities for the Company to acquire Common Shares at attractive prices. In the Company’s view, a repurchase of Common Shares would be an effective use of its cash resources and would be in the best interests of the Company and its shareholders. The Company believes that it would both enhance liquidity for shareholders seeking to sell and provide an increase in the proportionate interests of shareholders wishing to maintain their positions.

The NCIB is expected to commence on or about November 20, 2025 and will terminate no later than November 19, 2026. All purchases of Common Shares will be made in compliance with applicable TSX and NYSE rules. The average daily trading volume of the Common Shares on the TSX for the six calendar months preceding November 1, 2025 is 94,744 Common Shares. In accordance with the TSX rules and subject to the exemption for block purchases, a maximum daily repurchase of 25% of this average may be made, representing 23,686 Common Shares. The price per Common Share will be based on the market price of such shares at the time of purchase in accordance with regulatory requirements.

Under the previous NCIB, which expired on November 3, 2025 (the “2024 Bid”), the Company obtained approval to purchase up to 2,087,577 Common Shares. The Company purchased and cancelled 1,781,550 Common Shares at a volume weighted average price paid of $21.23 per Common Share (excluding commissions) under the 2024 Bid through the facilities of the TSX, the NYSE and alternative trading systems in Canada and the United States by means of open market transactions or by such other means as may be permitted under applicable securities laws.

Pursuant to the ASPP, the designated broker may purchase up to 2,729,056 Common Shares until the expiry of the NCIB on November 19, 2026. Such purchases will be determined by the broker at its sole discretion, based on the purchasing parameters set out by the Company in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP. Purchases of Common Shares under the ASPP may be made through the facilities of the TSX, the NYSE and alternative trading systems in Canada and the United States by means of open market transactions or by such other means as may be permitted under applicable securities laws. The ASPP has been pre-cleared by the TSX and will be effective as of November 20, 2025.

The ASPP will terminate on the earliest of the date on which: (i) the NCIB expires; (ii) the maximum number of Common Shares have been purchased under the NCIB; and (iii) the Company terminates the ASPP in accordance with its terms. Concurrent with the establishment of the ASPP, the Company has confirmed to the broker that it was then not aware of any material undisclosed or non-public information with respect to the Company or any securities of the Company. During the term of the ASPP, the Company will not communicate any material undisclosed or non-public information to the trading staff of the broker; accordingly, the broker may make purchases regardless of whether a trading blackout period is in effect or whether there is material undisclosed or non-public information about the Company at the time that purchases are made under the ASPP. In the event that the ASPP is materially varied, suspended or terminated, the Company will issue a news release advising of such variation, suspension or termination, as applicable.

Outside of the ASPP, Common Shares may continue to be purchased under the NCIB based on management’s discretion, in compliance with the rules of the TSX and applicable securities laws. All purchases made under the ASPP will be included in the number of Common Shares available for purchase under the NCIB.

About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

Jason Veenstra, CPA, CA
Chief Financial Officer
P: 780.960.7171
E: ir@nacg.ca

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “estimated” or similar expressions, including the anticipated revenues and backlog to be generated by the contract. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2024 and quarter ending September 30, 2025. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com.